December 13, 2006

Via Facsimile ((401) 276-6611) and U.S. Mail

Eugene W. McDermott, Jr., Esq.
Edwards Angell Palmer & Dodge LLP
2800 Financial Plaza
Providence, RI  02903

Re:	American Tower Corporation
	Response to comments issued December 4, 2006 re: Schedule TO-
I
	   filed November 29, 2006
	SEC File No. 005-55211

Dear Mr. McDermott, Jr.:

	We note your response to our prior comment. While we do not agree with the analysis and conclusions set forth in your response letter, the staff of the Division of Corporation Finance will not undertake any further review of the Schedule TO-I at this time.

      Please direct any questions to me at (202) 551-3619.

						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers and Acquisitions

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE